Mail Stop 3010

September 8, 2009

Mr. Milton C. Ault III
Chief Executive Officer
Zealous, Inc.
15641 Red Hill Avenue, Suite 200
Tustin, CA 98780

> **Re:** **Zealous, Inc.**
> **Item 4.01 Form 8-K**
> **Filed September 4, 2009, as amended September 4, 2009**
> **File No. 000-26383**

Dear Mr. Ault:

      We have reviewed the above referenced filing and have the following comments. We welcome any questions you may have about our comments. Feel free to contact us at the number listed at the end of this letter.

<u>Item 4.01 Form 8-K Filed September 4, 2009</u>

1.   Please amend your filing to state whether the accountant's report on the financial statements for either of the past two years contained an adverse opinion or a disclaimer of opinion or was qualified or modified as to uncertainty, audit scope or accounting principles. This would include disclosure of uncertainty regarding the ability to continue as a going concern in the accountant's reports for either of the past two years. See Item 304(a)(1)(ii) of Regulation S-K.

2.   We note your disclosure regarding the lack of disagreements with the former accountants "during the period from 03/31/2009 and subsequent interim periods prior to the change in auditors." Please revise to state whether during the two most recent fiscal years and any subsequent interim period through the date of dismissal there were any disagreements with the former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreements in connection with its reports. In the event of disagreement(s) and/or reportable event(s), provide the specific disclosures required by Item 304(a)(1)(iv) and (v) of Regulation S-K.

3. We note your disclosure regarding consultations with the new accountants "during the period of 06/30/2009 and the subsequent interim period preceding such engagement." Please revise to provide the disclosures required by Item 304(a)(2) of Regulation S-K for the two most recent fiscal years and any subsequent interim period prior to engaging the new accountants.

4. Please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with the statements made in your revised Form 8-K.

*****

As appropriate, please amend your filing and respond to these comments via EDGAR within five business days or tell us when you will respond. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

       If you have any questions, please call me at (202) 551-3694.

Sincerely,

Jonathan Wiggins
Staff Accountant